Mail Stop 7010


January 17, 2006

Via U.S. mail and facsimile

Mr. William Iversen
President
Edgemont Resources Corp.
112 - 2906 West Broadway
Vancouver, B.C., Canada V6K2G8

Re: 	Edgemont Resources Corp.
Registration Statement on Form SB-2
Filed December 22, 2005
File No. 333-130586

Dear Mr. Iversen:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. It appears you are a blank check company as defined in Rule 419 of
Regulation C in view of the following:

* you are a development stage company that issues penny stock;

* you have no operations, no assets except for cash, and no employees;
* you will be unable to implement your business plan without substantial additional funding and there appears to be no efforts or current plans for obtaining this funding; and

* your registration statement contains very general disclosure related to the nature of your business plan.

If true, please disclose in an appropriate section of your registration statement that you are a blank check company and the meaning of that designation. In addition, please disclose any current plans, arrangements, commitments or understandings to engage in a merger or acquisition with another company.

2. Please disclose the name, address and telephone number of your transfer agent.

Cover Page of Registration Statement

3. Please revise to disclose your primary standard industrial classification code as required by Form SB-2.

 Summary, page 4

4. Please disclose up front after you disclose that you are in the business of mineral exploration that you own rights to explore property on which no minerals have yet been discovered.

5. We note the disclosure in the first paragraph on page 6.
Please
clearly disclose that you have been issued a going concern opinion.
In addition, please discuss the estimated costs to implement your business plan.

6. Please disclose that you do not own the property that is covered by your mineral claims.

Risk Factors, page 7

7. We note the disclosure on page 20 regarding short selling.
Please
add risk factor disclosure regarding the risks associated with short selling, including the effect that short selling could have on the market price of your common stock.

8. We note the disclosure on page 24. Please add risk factor disclosure regarding the fact that you do not intend to pay dividends in the foreseeable future.

9. Please add risk factor disclosure regarding the fact that you have been issued a going concern opinion.
10. Please add a risk factor that addresses the fact that:

* the probability of an individual prospect ever having "reserves" (i.e., being commercially viable) is extremely remote;
* in all probability your properties do not contain any reserves;
and
* any funds spent on exploration will probably not be recovered.

11. Unless you can substantiate significant technical training and/or experience in minerals exploration or mining by members of your management, please include a risk factor that discloses the following:

* management lacks technical training and experience with exploring for, starting, and/or operating a mine;
* with no direct training or experience in these areas, management may not be fully aware of many of the specific requirements related to working within this industry;
* their decisions and choices may not take into account standard engineering or managerial approaches mineral exploration companies commonly use; and
* consequently, your operations, earnings, and ultimate financial success could suffer irreparable harm due to management`s lack of experience in this industry.

12. Please add risk factor disclosure regarding the difficulty
U.S.
investors would face in effecting service of process against your company. The risk factor should address the risk U.S. investors face in:

* effecting service of process within the United States on you or any of your non-U.S. resident executive officers or directors named in your registration statement;
* enforcing judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against you or any of your non-U.S. residents executive officers or directors you have named in your registration statement;
* enforcing judgments of U.S. courts based on civil liability provisions of the U.S. federal securities laws in the Canadian courts against you or any of your non-U.S. resident executive officers or directors named in your registration statement; and
* bringing an action in the Canadian courts to enforce liabilities based on the U.S. federal securities laws against you or any of your non-U.S. resident executive officers or directors named in your registration statement.

13. Please add a risk factor that addresses the risk associated with the fact that your articles of incorporation authorize the issuance of 90,000,000 shares of common stock and 10,000,000 shares of preferred stock, that these shares may be issued without stockholder approval and that these shares when issued may be granted rights that differ from and may be superior to those of the registered shares.

14. Risk factors one, two and six appear to discuss similar risks. Please revise to consolidate these risk factors, as appropriate.

Because we will need additional financing to fund..., page 8

15. Please quantify this risk by disclosing the estimated amount of funding you will need to fully implement your business plan.

Because of the unique difficulties and uncertainties..., page 9

16. The disclosure in this risk factor is too vague. Please be advised that an investor may not be familiar with your business and should be able to understand the risk based solely on your disclosure. Please revise accordingly.

Because our president, Mr. William Iversen owns 70.36%..., page 10

17. Please disclose the actual risk to investors, namely that Mr.
Iversen may prevent or frustrate attempts to effect a transaction or series of transactions that is in the best interests of your minority stockholders.

New legislation, including the Sarbanes-Oxley Act of 2002..., page
13

18. Please quantify the risks discussed in this risk factor.

Use of Proceeds, page 15

19. Please disclose and quantify how you used or intend to use the proceeds you received from the sales of your securities to the selling stockholders.

Selling Shareholders, page 15

20. Please note that the shares being offered by your selling stockholders are subject to Rule 419 of Regulation C. In addition, please disclose whether any of your selling stockholders have been affiliated with a blank check offering in the past, if applicable.

21. Please explain the statement in the paragraph above the table that the "numbers in this table assume that none of the selling shareholders sells shares of common stock not being offered in the prospectus or purchases additional shares..." The number of shares owned by each selling stockholder prior to the offering should be disclosed in your prospectus. Please advise or revise to delete this statement.

22. Please describe any relationship between Mr. Iverson and any of the selling stockholders.

Plan of Distribution, page 20

23. Please disclose whether you or anyone acting on your behalf will request or encourage any broker-dealer to act as a market-maker for your company`s securities. If so, you should discuss whether there have been any preliminary discussions or understandings with any market maker. In addition, please summarize these discussions and identify the participants involved.

24. We note that the selling stockholders may engage in short selling. Please advise us as to whether any of the selling stockholders have open short positions. In addition, please confirm that you are aware of Interpretation A.65 of the Division of Corporation Finance`s July 1997 Manual of Publicly Available Telephone Interpretations, which is available on our website at www.sec.gov.

25. We note the disclosure regarding the use of Rule 144 under the Securities Act. Please describe the requirements of Rule 144 in greater detail. For example, we note that it does not appear that any selling stockholder has held his shares for more than one year.

Directors, Executive Officers, Promoters and Control Persons, page
21

26. Please disclose Mr. Iversen`s business and technical experience and training and whether he has any accounting and/or finance background. Please also disclose the approximate percent of time that he worked on the affairs of your company since its inception.

27. Please disclose that Mr. Iversen is a promoter of your company.
Please also disclose whether there are any other promoters of your company.



Significant Employees, page 21

28. We note the verbal agreements referenced in this section. Please file a written description that discusses the material terms of each agreement as an exhibit to your registration statement. Refer to Interpretation I.85 of the Division of Corporation Finance`s July 1997 Manual of Publicly Available Telephone Interpretations, which is available on our website at www.sec.gov.

29. Please disclose the relationship of your company and Mr.
Iversen
to Evanston Management Corp.

Description of Securities, page 25

30. Please disclose the information required by Item 202(a)(4) of Regulation S-B.

Disclosure of Commission Position of Indemnification Under the
Securities Act, page 26

31. Please clarify whether you indemnify against liabilities under the Securities Act. See Item 510 of Regulation S-B.

32. Please revise the second, third and fourth sentences of this section to provide the undertaking in the exact form provided in Item
512(e) of Regulation S-B.

Organization within the Last Five Years, page 26

33. Please provide the information required by Item 404(d) of Regulation S-B.

34. Please discuss any previous experience Mr. Iversen has had with blank check companies, if applicable. This discussion should include, for each blank check company, the aggregate dollar amount raised, the purpose of the offering, any mergers or acquisitions that have occurred, the dates of such transactions, the consideration given and received, and Mr. Iversen`s subsequent involvement in the company.

Description of Business, page 26

35. Please disclose the information required by Item 102 of Regulation S-B with respect to your principal business office.

In General, page 26

36. Please provide a clear statement that your property is without known reserves.

Exploration History of the Johnson Mineral Claims, page 32

37. We note the disclosure in the first paragraph. Please explain the meaning of the term "overburden" and why minimal bedrock exposure hinders exploration.

38. We note the disclosure in the third paragraph. Please provide to us a copy of the B.C. Department of Mines regional stream survey.

Weather and Vegetation, page 36

39. Please reconcile the disclosure in this section with the disclosure in risk factor seven on page 9.

Competition, page 37

40. Please disclose the principal methods of competition in your industry. See Item 101(a)(4) of Regulation S-B.

Plan of Operations, page 40

41. Throughout your prospectus you discuss the various fees and costs that you will incur through 2009 in order to implement the exploration of your mineral claim. See, for example and without limitation, pages 28, 31, 37 and 38. Please revise this section to include a table or other disclosure that clearly shows all of these fees and costs so that an investor can understand your funding needs.

Market for Common Equity and Related Stockholder Matters, page 43

42. We note your disclosure here and elsewhere in your document you intend to apply to have your shares traded on the OTC Bulletin Board.
We understand that the OTC Bulletin Board is a quotation medium for subscribing NASD members and is not an issuer listing service. Further, only market makers can apply to quote securities on the OTC
Bulletin Board. Please revise to state, if true, that you intend to contact an authorized OTC Bulletin Board market maker for sponsorship of your securities on the OTC Bulletin Board.

Plan of Operations - Liquidity and Capital Resources, page 43

43. You state that, "...our auditors stated in their report that they have substantial doubt we will be able to continue as a going concern." However, the report of your independent registered public accounting firm does not include a going concern paragraph. Please revise this inconsistency as appropriate.

Rule 144 Shares, page 44

44. We note the disclosure in this section regarding the availability of Rule 144 under the Securities Act. We direct your attention to a
No-Action Letter dated January 21, 2000 to Ken Worm, Assistant Director, OTC Compliance Unit, NASD Regulation, Inc. That letter illustrates our position that shares in a blank check company held by promoters or affiliates, as well as their transferees, may not be resold pursuant to Rule 144. Please confirm your awareness of this position and provide adequate disclosure setting forth this position and how it applies to the shares of your common stock held by Mr. Iversen if applicable.

Report of Independent Registered Public Accounting Firm, page F-1

45. We note your audit report was signed by, Morgan & Company, an audit firm registered with the PCAOB and based in Vancouver, Canada.
In accordance with Article 2 of Regulation S-X, we believe that the audit report of a registrant (that is not a foreign private issuer) should ordinarily be rendered by an auditor that is licensed in the
United States.  Further guidance may be found on our website in
Section V.K of "International Reporting and Disclosure Issues in the
Division of Corporation Finance". Based on your current facts and circumstances, we will not object to your use of a Canadian audit firm at this time. However, please note that it is your responsibility to provide financial statements audited by an auditor who meets the requirements of Rule 2-01(a) of Regulation S-X. In this regard, please tell us what consideration you gave to Nevada state laws governing audits of Nevada companies performed by foreign auditors.

Financial Statements - Statement of Cash Flows, page F-4

46. In light of the fact that you have not generated any revenue, it is not clear to us how it is possible to have cash flows provided by operating activities. Please revise your statement of cash flows to fully comply with SFAS 95. To the extent that a portion of the cash flows relate to the foreign exchange gain, please comply with paragraph 25 of SFAS 95.

Available Information, page 48

47. Please delete the second clause of the fourth sentence of the first paragraph that the statements you have made in your prospectus are qualified in their entirety by reference to additional materials.

48. We note the disclosure in the last paragraph of this section.
The disclosure required by Item 502(b) of Regulation S-B must appear on the back cover page of your prospectus. Please revise accordingly.

Item 25.  Other Expenses of Issuance and Distribution, page 50

49. Please disclose the amount of printing fees and the amount of fees required to have your securities quoted on the OTC Bulletin
Board.

Item 26. Recent Sales of Unregistered Securities, page 50

50. It does not appear that you used an underwriter or other third party finder with respect to your Regulation S offerings. Please advise us as to the following:

* how you located the purchasers;

* who identified the purchasers;

* how were the purchasers contacted;

* who contacted the purchasers; and

* what information the purchasers received.

51. Please explain how the purchase price of your common stock in the
Regulation S offerings could rise from $0.01 to $0.25 between April
2005 and October 2005 when the business of your company does not appear to have materially changed.

Item 27. Exhibits, page 53

52. The consent of your legal counsel should be listed as a separate exhibit in your exhibit index but may be cross-referenced.  See
Items
601(b)(23) and 601(b)(5) of Regulation S-B.

Item 28. Undertakings, page 54

53. Please revise paragraph 1(b) to provide the full undertaking required by Item 512(a)(1)(ii) of Regulation S-B.

*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of its registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Dale Welcome, Staff Accountant, at (202)
551-
3865 or, in his absence, Anne McConnell, Senior Staff Accountant, at
(202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, the undersigned at (202) 551-3767 with any other questions.

Sincerely,



Jennifer Hardy
Legal Branch Chief


cc:	Ms. Kyleen E. Cane
Cane Clark LLP
3273 East Warm Springs Rd.
Las Vegas, NV 89120
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Mr. William Iversen
Edgemont Resources Corp.
January 17, 2006
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
  CORPORATION FINANCE